Via Facsimile and U.S. Mail
Mail Stop 6010

October 14, 2008

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, New York 10504

Re: **MBIA Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarter Ended March 31, 2008 and June 30, 2008
        File No. 1-9583

Dear Mr. Chaplin:

        We have reviewed your September 30, 2008 response to our August 27, 2008
letter and your August 29, 2008 response to our June 27, 2008 letter and have the
following additional comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Critical Accounting Estimates
Loss and Loss adjustment expenses, page 45

1. We acknowledge your response to prior comment one of our June 27, 2008 letter.
    You disclosed that given the amount of subordination below your insured portion
    you do not expect material ultimate losses on collateral consisting of residential
    mortgages originated during 2005, 2006 and 2007. Given the significant effect
    that diversification has on reducing the credit risks of credit default swaps, please
    disclose the inputs, assumptions and methodology used to compute the correlation
    of your residential real estate exposures. Please also disclose trends in the

assumed correlation of your residential real estate since you insured the mortgages, at year-end and at each interim period. If the trends have had or are reasonably likely to have a material effect, please disclose the effects and/or expected effects on financial position, operations and liquidity.

Financial Statements

Note 11 - Investments, page 112

2. We acknowledge your response to prior comment four of our June 27, 2008 letter. Please disclose the amount of guaranteed securities that are below investment grade without giving effect to the guarantees.

Note 13 – Income Taxes, page 117

3. We acknowledge your response to prior comment five of our June 27, 2008 letter. Please disclose the range of the substantial reduction in your deferred tax asset due to the establishment of a valuation allowance if the IRS characterized these contracts as capital assets.

Note 14 – Business Segments, page 120

4. We acknowledge your response to prior comment six of our June 27, 2008 letter. In order for us to better understand your view, please provide us with all of the information provided to the chief operating decision maker for the 2007 fiscal year through the most recent interim period.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements

Note 6 – Fair Value of Financial Instruments
Derivatives – Insurance, page 17

5. We are continuing to evaluate your response to comments two, three and four of our August 27, 2008 letter and we may have further comments.

6. Please tell us and disclose, if true, that your fair value measurement determines an entry price and why you believe it approximates an exit price.

7. We acknowledge your response to comment five of our August 27, 2008 letter. Please disclose the specific spread source for each of the significant collateral type.

8. We acknowledge your response to comment seven of our August 27, 2008 letter. It remains unclear how the BET model output translates into what a bond insurer would charge to guarantee the transactions. Please revise your disclosure to describe how the pricing and return parameters are used in deriving a market-implied price from the BET model output. Please disclose the assumptions used in determining the pricing and return parameters, and how they have changed over the periods presented.

9. We acknowledge your response to prior comment nine of our August 27, 2008 letter. Please disclose the method used to compute the average spread of the model and whether the average spread is always computed consistently for your various exposures. In addition, please disclose how the average credit spread is translated into collateral default probability through the standard reduced-form model.

10. We acknowledge your response to prior comment 17 of our August 27, 2008 letter. Please clarify how ceding commissions impact your fair value calculation for purchased CDS. Please also revise your disclosure to state whether you are using an in-exchange or an in-use valuation premise for theses CDS.

11. We acknowledge your response to prior comment 18 of our August 27, 2008 letter. Please disclose how you determined the illiquidity premium implied by the CMBX indices and how you adjusted the credit spreads from the average of two investment banks' research departments for this illiquidity premium.

Critical Accounting Estimates
Valuation of Financial Instruments, page 38

12. We acknowledge your response to prior comment nine of our June 27, 2008 letter. Please disclose what time to maturity, change in LIBOR, SFAS 157 and reinsurer haircut represent and how they are factored into you fair value calculation.

13. In responding to comment 21 of your May 30, 2008 letter, you have revised your disclosure to remove references to independent pricing services. The Division of Corporation Finance recently sent a letter to you and to certain public companies identifying a number of disclosure issues to consider in preparing Management's Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management's Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information,

we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant